Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 25, 2026, or the 2025 Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2025 and the accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of BrenX. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	development, financing and commercialization of BrenX industrial energy resource centers;

●	development and operation of renewable generation and energy-storage assets;

●	ability to obtain project-level financing;

●	expected revenues and performance of acquired energy assets;

●	potential integration of data-center infrastructure;

●	potential settlement of outstanding debt with the European Investment Bank, or EIB;

●	anticipated benefits of the BrenX strategy; and

●	ability to generate recurring infrastructure-based revenues.

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	our ability to maintain compliance with Nasdaq’s continued listing requirements;

●	interpretations of current laws and the passages of future laws;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our 2025 Annual Report.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe many of these risks in greater detail under the heading “Risk Factors” in our 2025 Annual Report.

All forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2025 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “BrenX,” “we,” “us,” “our,” “our Company” and “the Company” in this Report of Foreign Private Issuer on Form 6-K refer to BrenX Ltd. and its wholly owned subsidiary, Brenmiller Energy U.S. Inc., a company incorporated under the laws of Delaware, unless the context otherwise requires.

All historical quantities of ordinary shares and per-share data herein are presented on a post-split basis to give effect to our 7-for-1 reverse share split effected at the market open on Nasdaq on January 26, 2026, our 5-for-1 reverse share split effected at the market open on Nasdaq on April 15, 2026, and our 6-for-1 reverse share split effected at the market open on Nasdaq on August 13, 2026. For further details, see “Recent Developments—Reverse Share Splits.”

Overview

We are an energy technology and infrastructure company focused on providing integrated energy solutions to industrial and utility customers, powered by our proprietary thermal energy storage, or TES, technology. Our patented bGen™ systems form the technological foundation of our business and are designed to enable industrial customers to convert electricity into stored thermal energy, capture and reuse waste heat, and deliver reliable thermal energy on demand. Building on our TES platform, we are expanding our strategy through BrenX, our long-term strategy to develop, own and optimize integrated energy infrastructure assets that may combine renewable electricity generation, TES, battery energy storage, industrial heat and power solutions, and other complementary energy services. Through this strategy, we seek to evolve beyond equipment sales toward a broader infrastructure-based business model designed to generate recurring revenues while supporting industrial decarbonization, energy resilience and emerging digital infrastructure demand.

Sustainable energy and power system resilience are increasingly important infrastructure challenges as global electricity demand grows, including as a result of the rapid expansion of data centers driven in part by advances in computing and artificial intelligence, or AI. According to the International Energy Agency, global electricity consumption by data centers is expected to more than double to approximately 945 terawatt-hours by 2030, from approximately 415 TWh in 2024. This expected growth may place additional pressure on power grids and increase demand for dispatchable, grid-responsive technologies, flexible energy delivery and integrated energy infrastructure capable of balancing variable electricity supply with industrial and digital infrastructure demand. We believe our proprietary TES technology, together with our expanding capabilities in renewable generation, energy storage and energy infrastructure development, positions us to address these evolving market needs.

Our bGen™ systems can convert renewable or grid-supplied electricity into stored thermal energy and/or capture and reuse waste heat, and subsequently deliver controlled thermal energy, including steam, to industrial customers. By enabling energy to be stored when available or economically advantageous and dispatched when required, bGen™ is designed to help industrial customers reduce energy costs and carbon emissions, increase the use of renewable electricity and enhance energy reliability and operational resilience.

We have developed our bGen™ technology over the past fourteen years and validated it across three generations of demonstration units at multiple sites worldwide. The system stores heat in crushed rock at temperatures of up to 1,400 degrees Fahrenheit, or 760 degrees Celsius, and integrates bCubes™ thermal storage units, electric heaters, heat exchangers, electricity-to-heat conversion and steam generation within a durable and independent system. The use of crushed rock as the storage medium is designed to provide long-term durability and maintain performance over tens of thousands of charge and discharge cycles without the need to replace the storage material. The system can be charged from multiple energy sources, including residual heat and renewable or grid-supplied electricity through embedded electric heaters, and can dispatch thermal energy on demand as saturated steam for industrial processes or as superheated steam that may be used to drive steam turbines.

In 2023, we launched our Energy-as-a-Service, or EaaS, model, pursuant to which we may finance projects, install systems at customer sites, provide ongoing operations and maintenance, or O&M, services and sell thermal energy to customers under long-term arrangements. The EaaS model is intended to enable customers to adopt our technology while reducing upfront capital requirements and allowing us to generate recurring revenues from the operation of energy assets.

Building on our EaaS model and our core TES technology, in July 2026 we introduced BrenX, our long-term strategy to expand beyond thermal energy storage equipment sales into the development, ownership and optimization of integrated energy infrastructure assets. Under the BrenX strategy, we intend to pursue selected industrial energy resource centers that may integrate renewable electricity generation, battery energy storage, TES, industrial heat and power solutions and other complementary energy services. These projects are intended to enable us to provide customers with integrated energy solutions while developing long-term, recurring infrastructure-based revenue streams.

Our initial BrenX development activities are focused on Hungary. In July 2026, we announced the purchase of an operating photovoltaic facility located adjacent to our planned industrial energy project in Hungary and subsequently entered into a commercial term sheet to acquire an adjacent parcel of industrial land and related photovoltaic infrastructure assets. On August 28, 2026, our Hungarian subsidiary entered into a definitive real estate sale and purchase agreement for the acquisition of approximately 10,872 square meters of such adjacent industrial land, together with certain photovoltaic infrastructure assets, for an aggregate purchase price of HUF 58.3 million (approximately $190 thousand), plus VAT, if applicable, subject to completion of the applicable land-registry registration process. We intend to use these assets as a foundation for the development of our first planned BrenX industrial energy resource center, which is expected to have the potential to incorporate additional renewable generation, battery energy storage, thermal energy storage and, subject to further development and commercial arrangements, potential data center infrastructure. The development and ultimate scope of this and other BrenX projects will depend on a number of factors, including completion of contemplated financing, permitting, customer arrangements and other commercial and regulatory considerations.

Recent Developments

Photovoltaic Facility in Hungary

On July 2, 2026, we announced the purchase of an operating 1.2 MWp photovoltaic facility located adjacent to our planned Partner in Pet Food Hungaria KFT industrial energy project in Hungary for approximately $1.1 million, or the ARD Facility. The facility is currently operational and is expected to generate approximately $173 thousand in average annual revenue from the sale of renewable electricity to the grid. In July 2026, we also entered into a commercial term sheet for the purchase of an adjacent parcel of industrial land and related photovoltaic infrastructure assets in Hungary. On August 28, 2026, our Hungarian subsidiary, A.R.D. Energy Kft., entered into a definitive real estate sale and purchase agreement with Green Solartech Kft. for the purchase of approximately 10,872 square meters of such adjacent industrial land, together with certain photovoltaic infrastructure assets, for an aggregate purchase price of HUF 58.3 million (approximately $190 thousand), plus VAT, if applicable. The agreement completes the contractual acquisition contemplated by the July 2026 term sheet, subject to completion of the applicable land-registry registration process. The additional property is intended to expand our footprint at the site and support the potential development of our first BrenX integrated industrial energy resource center.

Together, these transactions represent initial steps in our strategy to expand beyond sales of thermal energy storage equipment toward the development, ownership and operation of integrated energy infrastructure assets designed to generate recurring revenues. We intend to develop the site into an integrated industrial energy resource center that may combine renewable electricity generation, battery energy storage, thermal energy storage and industrial energy delivery. Our current plans contemplate potential expansion of the site to include up to 20 MW of solar generation, a 6 MWh battery energy storage system and a 12.5 MWh thermal energy storage system, as well as direct electricity and heat supply to nearby industrial customers. We may also evaluate opportunities to integrate digital infrastructure, including modular data centers, subject to further development, feasibility studies, customer demand, commercial validation, financing, permitting, customer arrangements, and other commercial and regulatory considerations.

Alpha Capital Anstalt 2026 Subsequent Fundings

On July 13, 2026, we completed an additional $1.0 million subsequent funding under the securities purchase agreement, dated July 25, 2025, as subsequently amended, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which we issued to Alpha 1,000 preferred shares, each with a stated value of $1,000, together with accompanying ordinary warrants.

On August 24, 2026, we completed an additional $1.0 million subsequent funding under the SPA, pursuant to which we issued to Alpha 1,000 preferred shares, each with a stated value of $1,000, initially convertible into ordinary shares at a fixed conversion price of $3.138 per share, together with ordinary warrants to purchase 318,674 ordinary shares at an exercise price of $87.36 per share. As a result of the pricing of the subsequent funding completed on August 26, 2026 and pursuant to the applicable anti-dilution and ratchet adjustment provisions, the conversion price of such preferred shares was subsequently adjusted to $3.12 per share.

On August 26, 2026, we completed an additional $1.0 million subsequent funding under the SPA, pursuant to which we issued to Alpha 1,000 preferred shares, each with a stated value of $1,000, convertible into ordinary shares at a fixed conversion price of $3.12 per share, together with ordinary warrants to purchase 320,513 ordinary shares at an exercise price of $87.36 per share. As a result of the pricing of this subsequent funding, under the anti-dilution and ratchet adjustment provisions contained in our Amended and Restated Articles of Association, the conversion price of the preferred shares previously issued pursuant to the SPA, including the preferred shares issued in the July 2026 subsequent funding and the August 24, 2026 subsequent funding, was adjusted to $3.12 per share.

On August 28, 2026, we completed an additional $1.0 million subsequent funding under the SPA, pursuant to which we issued to Alpha 1,000 preferred shares, each with a stated value of $1,000, convertible into ordinary shares at a fixed conversion price of $3.928 per share, together with ordinary warrants to purchase 254,582 ordinary shares at an exercise price of $87.36 per share. The ordinary warrants issued in each of the August 2026 subsequent fundings are exercisable upon issuance and expire five years from the initial exercise date.

In the aggregate, the August 2026 subsequent fundings resulted in gross proceeds of $3.0 million and the issuance of 3,000 preferred shares and ordinary warrants to purchase an aggregate of 893,769 ordinary shares.

The preferred shares and warrants are subject to the conversion, exercise and anti-dilution provisions set forth in the applicable transaction documents. The net proceeds from the July and August 2026 subsequent fundings are intended to be used for general corporate purposes, working capital and execution of our commercial TES projects across Europe, the United States and the Middle East. For additional information regarding the SPA and our financings thereunder, see “Liquidity and Capital Resources—Current Outlook.”

European Investment Bank Waiver and Settlement Discussions

On July 24, 2026, we announced that the EIB executed a waiver in connection with our March 2021 credit facility with the EIB. Pursuant to the waiver, the EIB agreed to temporarily waive certain rights arising solely from our scheduled payment obligation with respect to an approximately $1.7 million loan payment due on July 28, 2026. The waiver remains in effect through September 15, 2026, unless earlier terminated or extended in accordance with its terms.

We and the EIB are continuing discussions regarding a potential full and final settlement of the existing credit facility. The waiver provides additional time to pursue a definitive settlement while preserving near-term liquidity. The terms of any potential settlement have not been finalized, and there can be no assurance as to the timing, terms or completion of any definitive settlement arrangement.

Chief Executive Officer Transition

On July 29, 2026, our shareholders approved the appointment of Nir Brenmiller as our Chief Executive Officer, effective as of such approval. Mr. Brenmiller previously served as our Deputy Chief Executive Officer and Chief Operating Officer. Avi Brenmiller, our founder and former Chief Executive Officer, continues to serve as Chairman of our Board of Directors.

Reverse Share Splits

During 2026, we effected three reverse share splits of our ordinary shares. On January 25, 2026, we effected a 7-for-1 reverse share split of our issued and outstanding ordinary shares, and our ordinary shares began trading on the Nasdaq Capital Market on a post-split basis at market open on January 26, 2026. On April 14, 2026, we effected a 5-for-1 reverse share split of our issued and outstanding ordinary shares, and our ordinary shares began trading on the Nasdaq Capital Market on a post-split basis at market open on April 15, 2026.

On August 13, 2026, we effected a 6-for-1 reverse share split of our issued and outstanding ordinary shares, which was previously approved by our shareholders at a Special General Meeting of Shareholders held on July 27, 2026. Our ordinary shares began trading on the Nasdaq Capital Market on a post-split basis at market open on August 13, 2026.

The reverse share splits did not change our authorized share capital, which remains 150,000,000 ordinary shares and 25,000 preferred shares. The number of outstanding preferred shares was not reduced as a result of the reverse share splits, and the applicable conversion ratios and other share and per-share terms of our outstanding preferred shares, warrants and other securities were proportionately adjusted, as applicable, in accordance with their terms.

Corporate Name Change to BrenX Ltd.

On August 11, 2026, following approval by our shareholders on July 29, 2026, our corporate name was changed from “Brenmiller Energy Ltd.” to “BrenX Ltd.” upon receipt of a certificate of change of name from the Israeli Registrar of Companies. In connection with the name change, our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BRNX” on August 14, 2026.

The name change reflects our expanded strategy to develop, own and optimize integrated industrial energy infrastructure solutions, building on our proprietary bGen™ thermal energy storage technology and expanding into solutions that may integrate power generation, thermal energy storage, battery energy storage and energy optimization.

Results of Operations

The following table presents our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands, except per share data (unaudited)	2026	2025

Revenues	$-	$387

Costs and expenses:
Cost of revenues	(1,347)	(1,855)
Research and development	(1,428)	(2,411)
Selling and marketing	(765)	(624)
General and administrative	(2,429)	(2,075)
Other income (expenses), net	2	6
Operating loss	(5,967)	(6,572)
Interest expenses	(152)	(220)
Other financial income (expenses), net	156	(617)
Financial income (expenses), net	4	(837)
Share in loss of joint venture	(126)	(45)
Net loss and net comprehensive loss	$(6,089)	(7,454)
Net loss per ordinary share:
Basic and diluted loss	$(125.90)*	$(796.45)*
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	117,661 *	9,359 *

*	Post reverse split that was effected on August 13, 2026

Comparison of the Six Months Ended June 30, 2026 to the Six Months Ended June 30, 2025

Revenues

Our revenues decreased by $387 thousand, or 100%, to $0 for the six months ended June 30, 2026, compared to $387 thousand for the six months ended June 30, 2025. Revenue in the six months ended June 30, 2025 was derived primarily from the TES unit sold in connection with the ENEL project. No comparable project milestone satisfied the revenue recognition criteria during the first half of 2026. The decrease therefore reflects the timing of project execution and milestone achievement, while our Tempo and Wolfson projects remained under construction or commissioning.

Cost of Revenues

The following table presents the breakdown of cost of revenues for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands (unaudited)	2026	2025
Consultants and subcontractors-thermal energy storage unit costs	$-	$426
Write down of work-in-progress inventory to net realizable value	473	636
Project-related costs	473	1,062
Operating costs not attributed to projects (mainly salary and related expenses)*	874	793
Total	$1,347	$1,855

*	Operating costs not attributed to projects mainly include salary and related expenses incurred while our plant in Dimona, Israel, did not operate at full capacity.

Cost of revenues decreased by $508 thousand, or 27%, to $1,347 thousand for the six months ended June 30, 2026, compared to $1,855 thousand for the six months ended June 30, 2025. The decrease was primarily attributable to the absence of $426 thousand of consultants and subcontractor costs incurred in the six months ended June 30, 2025 in connection with the ENEL project and a $163 thousand decrease in the write-down of work-in-progress inventory. These decreases were partially offset by an approximately $82 thousand increase in operating costs not attributed to projects. Operating costs not attributed to projects mainly include salary and related expenses incurred while our plant in Dimona, Israel, did not operate at full capacity.

Research and Development

The following table presents the breakdown of research and development expenses for the periods presented.

	Six Months Ended June 30,
U.S. Dollars in thousands (unaudited)	2026	2025

Salary and related expenses	$1,220	$1,514
Expenditure on materials	18	269
Consultants and subcontractors	70	131
Office maintenance	116	200
Other	4	297
Total	$1,428	$2,411

Research and development expenses decreased by $983 thousand, or 41%, to $1,428 thousand for the six months ended June 30, 2026, compared to $2,411 thousand for the six months ended June 30, 2025. The decrease was broad-based and reflected our cost optimization and operational restructuring. Salary and related expenses decreased by $294 thousand, consultants and subcontractors decreased by $61 thousand, material expenditures decreased by $251 thousand, office maintenance decreased by $84 thousand, and depreciation and other expenses decreased by $293 thousand. The reduction in depreciation and other expenses also reflects the absence of certain costs recorded in the six months ended June 30, 2025, including the repayment of amounts previously received from the Israel Innovation Authority, or IIA, that we were unable to utilize for the applicable research and development project. We continue to direct research and development resources toward product enhancement and commercialization support.

We do not expect any material change in our research and development expenses.

Selling and Marketing

Selling and marketing expenses increased by $141 thousand, or 23%, to $765 thousand for the six months ended June 30, 2026, compared to $624 thousand for the six months ended June 30, 2025. The increase was primarily attributable to a $153 thousand increase in salary and related expenses, including higher share-based compensation, as we maintained commercial capabilities to support business development and strategic partnerships. This increase was partially offset by a $10 thousand decrease in consulting expenses and modest decreases in office maintenance and project promotion expenses.

Although we continue to enhance our market penetration efforts mainly by partnering with local agents in our target markets, we expect that our selling and marketing expenses will not change significantly.

General and Administrative

General and administrative expenses increased by $354 thousand, or 17%, to $2,429 thousand for the six months ended June 30, 2026, compared to $2,075 thousand for the six months ended June 30, 2025. The increase was primarily attributable to a $513 thousand increase in salary and related expenses, including a $340 thousand increase in share-based compensation allocated to general and administrative functions. The increase was partially offset by decreases of $66 thousand in consultants and insurance expenses, $52 thousand in depreciation and other expenses, and $41 thousand in office maintenance expenses.

Operating Loss

As a result of the foregoing, operating loss decreased by $605 thousand, or 9%, to $5,967 thousand for the six months ended June 30, 2026, compared to $6,572 thousand for the six months ended June 30, 2025. The decrease was primarily driven by lower research and development expenses and cost of revenues, partially offset by the absence of revenue and increases in selling and marketing and general and administrative expenses.

Financial Income (Expenses), Net

Net financial income improved by $841 thousand, from net financial expenses of $837 thousand for the six months ended June 30, 2025 to net financial income of $4 thousand for the six months ended June 30, 2026. Interest expense decreased by $68 thousand, or 31%, to $152 thousand. Other financial results improved by $773 thousand, from an expense of $617 thousand to income of $156 thousand, primarily due to a $748 thousand favorable change in exchange-rate differences between the Israeli Shekel and the U.S. Dollar, from a $644 thousand expense in 2025 to $104 thousand of income in 2026, together with a $31 thousand increase in interest income. These improvements were partially offset by the absence of $6 thousand of warrant fair-value income recognized in the six months period ended June 30, 2025.

Share in Equity Loss of Joint Venture

Our share in the equity loss of our joint venture increased by $81 thousand, or 180%, to $126 thousand for the six months ended June 30, 2026, compared to $45 thousand for the six months ended June 30, 2025. The increase primarily reflects a full six months of operating and commercial development activities at Brenmiller Europe S.L., our joint venture with Integrated Renewable Energy Solutions S.L., as the joint venture continued to operate at an early stage of its development.

Net Loss and Net Comprehensive Loss

Net loss and net comprehensive loss decreased by $1,365 thousand, or 18%, to $6,089 thousand for the six months ended June 30, 2026, compared to $7,454 thousand for the six months ended June 30, 2025. The decrease in net loss was driven by the lower operating loss in 2026 and the shift from net financial expenses in 2025 to net financial income in 2026, partially offset by an increase in share in the equity loss of the joint venture, as described above.

Liquidity and Capital Resources

Overview

Since inception, we have financed our operations primarily through issuances of ordinary shares, preferred shares, warrants and other equity-linked securities, borrowings, government grants and proceeds from commercial activities. As of June 30, 2026, cash and cash equivalents and restricted deposits shown in the statement of cash flows totaled $5,728 thousand, compared to $4,945 thousand as of December 31, 2025.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands (unaudited)	2026	2025

Net cash used in operating activities	$(5,501)	$(5,266)
Net cash used in investing activities	(183)	(135)
Net cash provided by financing activities	6,454	3,348
Net increase (decrease) in cash and cash equivalents and restricted deposits	$770	$(2,053)

Operating Activities

Net cash used in operating activities increased by $235 thousand, or 4%, to $5,501 thousand for the six months ended June 30, 2026, compared to $5,266 thousand for the six months ended June 30, 2025.

Cash used in operating activities for the six months ended June 30, 2026 primarily reflected the $6,089 thousand net loss and a $528 thousand increase in inventory, together with increases of $171 thousand in prepaid expenses and receivables and a $32 thousand decrease in trade payables. These uses were partially offset by $1,033 thousand of net non-cash adjustments, principally $715 thousand of share-based compensation, $271 thousand of depreciation, $126 thousand for our share in the loss of our joint venture and a $79 thousand reduction for non-cash interest and exchange-rate differences, as well as a $286 thousand increase in other payables and deferred revenue.

Net cash used in operating activities for the six months ended June 30, 2025 was $5,266 thousand. This net cash used in operating activities primarily reflects a net loss of $7,454 thousand, and a non-cash adjustment of $1,358 thousand, a decrease of $331 thousand in inventory, an increase in trade payables of $96 thousand and an increase in other payables and deferred revenue of $557 thousand, partially offset by an increase of $154 thousand in prepaid expenses and receivables. Net non-cash adjustment of $1,358 thousand consisted primarily of share-based compensation payment of $513 thousand, a depreciation of $283 thousand, a share in equity loss of joint venture of $45 thousand and non-cash interest and exchange rate differences, net of $523 thousand.

Investing Activities

Net cash used in investing activities increased by $48 thousand, or 36%, to $183 thousand for the six months ended June 30, 2026, compared to $135 thousand for the six months ended June 30, 2025. The 2026 amount consisted primarily of a $169 thousand investment in the joint venture, compared to $87 thousand in the prior-year period. Capital expenditures for equipment and the production facility declined to $10 thousand from $100 thousand, while the prior-year period also included $57 thousand of participation by the Israel Innovation Authority in production facility investment.

Financing Activities

Net cash provided by financing activities increased by $3,106 thousand, or 93%, to $6,454 thousand for the six months ended June 30, 2026, compared to $3,348 thousand for the six months ended June 30, 2025. Cash provided by financing activities during the six months ended June 30, 2026 included $6,662 thousand of proceeds from the issuance of ordinary shares, preferred shares and warrants to Alpha, compared to $3,729 thousand in 2025. These proceeds were partially offset by $188 thousand of fundraising and issuance costs and $20 thousand of royalty liability payments. Fundraising and issuance costs were $193 thousand lower than in the six months period ended June 30, 2025.

Current Outlook

We have financed our operations to date primarily through proceeds from the issuance of our ordinary shares, preferred shares, pre-funded warrants and warrants, revenues from the sale of products, licensing fees and engineering services, borrowings under our credit facility with the EIB and governmental grants. We have incurred losses and generated negative cash flows from operations since our inception in 2012.

We expect to continue to incur losses and negative cash flows from operations until revenues from our products, energy sales and service arrangements are sufficient to support our operations. Our near-term liquidity requirements include corporate operating expenses, research and development and commercialization activities, and our share of project development costs and strategic investments. We expect to fund these requirements through available cash, potential additional financing under the Alpha agreement described below, subject to its terms and conditions, project-level financing arrangements, strategic investments, debt or equity financings, governmental grants and other commercial sources.

Although we expect to generate revenues from product sales, heat-as-a-service operations and other energy and service arrangements, we do not currently anticipate that such revenues will be sufficient to fund all of our operations in the near term. In addition, our capital requirements may increase as we expand our commercialization activities and pursue our strategy to develop, own and operate integrated industrial energy infrastructure projects, certain of which may require us to provide a portion of the project financing or make other capital investments.

Our financing strategy includes seeking project-level financing arrangements that may reduce the amount of corporate capital required to develop and deploy our projects. In September 2025, we entered into a System Purchase Agreement with Baran Energy Ltd., or Baran, a subsidiary of Baran Group Ltd., relating to two bGen™ ZERO TES projects in Israel: a project for Tempo Beverages Ltd., or Tempo, and a project at Wolfson Medical Center, or Wolfson. Under the agreement, Baran agreed to acquire the systems and make milestone-based payments to us totaling approximately $2.9 million during the construction and commissioning phases of the projects and will become the owner of each project upon final commissioning. We retain the related intellectual property rights and are entitled to additional contingent consideration, subject to the terms of the agreement, and to payment for ongoing operations and maintenance services. The arrangement provides project-level financing support for the Tempo and Wolfson projects.

In addition, we believe that our expansion into integrated power and heat solutions may provide opportunities to access project-level financing, including because certain components of such projects utilize established photovoltaic and battery energy storage technologies. Following June 30, 2026, we purchased the ARD Facility, for approximately $1.1 million. The ARD Facility is located adjacent to our planned industrial energy project in Hungary and provides an operating renewable energy asset and an additional recurring revenue source as we pursue the development of an integrated industrial energy resource center at the site. The purchase and development of such assets may, however, require us to deploy additional capital and obtain project-level or other financing.

On July 25, 2025, we entered into a securities purchase agreement, as subsequently amended, with Alpha, pursuant to which we agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25.0 million of securities in multiple tranches, consisting of preferred shares, pre-funded warrants and ordinary warrants.

During the six months ended June 30, 2026, we completed five subsequent fundings under the securities purchase agreement, consisting of $1.0 million fundings completed in February, March, April and June 2026 and an additional $1.5 million funding completed in June 2026. These transactions resulted in aggregate gross proceeds of approximately $5.5 million during the six months ended June 30, 2026 and the issuance of an aggregate of 5,500 preferred shares, each with a stated value of $1,000, together with accompanying ordinary warrants. The preferred shares and certain warrants issued pursuant to the securities purchase agreement contain anti-dilution provisions that may result in adjustments to their conversion or exercise prices, as applicable, and the number of ordinary shares issuable thereunder.

In connection with the June 2026 financing, we entered into Amendment No. 2 to the securities purchase agreement with Alpha. Pursuant to the amendment, among other things, we agreed, subject to shareholder approval, to amend certain terms of the securities issued to Alpha, including modifications to the conversion price of certain preferred shares and the exercise price and floor price provisions applicable to certain warrants, and to issue additional pre-funded and ordinary warrants. Our shareholders subsequently approved these matters on July 29, 2026.

Subsequent to June 30, 2026, on July 13, 2026, we completed an additional $1.0 million funding with Alpha, pursuant to which we issued 1,000 additional preferred shares, each with a stated value of $1,000, together with accompanying ordinary warrants. Following this financing and the application of the anti-dilution provisions applicable to previously issued preferred shares, the conversion price of such preferred shares was adjusted to $5.505 per ordinary share, after giving effect to our subsequent 6-for-1 reverse share split in August 2026.

In August 2026, we completed three additional $1.0 million subsequent fundings under the SPA, resulting in aggregate gross proceeds of $3.0 million and the issuance of an aggregate of 3,000 preferred shares and ordinary warrants to purchase an aggregate of 893,769 ordinary shares. The preferred shares issued on August 24, August 26 and August 28, 2026 had initial conversion prices of $3.138, $3.12 and $3.928 per ordinary share, respectively. As a result of the pricing of the August 26, 2026 subsequent funding and pursuant to the applicable anti-dilution and ratchet adjustment provisions, the conversion price of preferred shares previously issued pursuant to the SPA was adjusted to $3.12 per ordinary share.

In the aggregate, from February 2026 through August 28, 2026, we issued 9,500 preferred shares pursuant to the Alpha financing transactions and received approximately $9.5 million in gross proceeds. During this period, certain preferred shares were converted into ordinary shares, and the terms and number of ordinary shares underlying certain warrants were adjusted pursuant to their terms and the amendments entered into with Alpha.

Effective August 13, 2026, we effected a 6-for-1 reverse share split of our ordinary shares. Accordingly, share and per-share amounts relating to the Alpha securities are subject to proportionate adjustment to reflect the reverse share split. Following the subsequent August 2026 financing transactions and application of the applicable anti-dilution provisions, the conversion price of preferred shares previously issued pursuant to the SPA was further adjusted to $3.12 per ordinary share. The preferred shares issued on August 28, 2026 have a conversion price of $3.928 per ordinary share. The exercise prices and number of ordinary shares underlying the outstanding warrants are similarly subject to adjustment to reflect the reverse share split.

The availability of any additional funding under the securities purchase agreement is subject to the terms and conditions thereof, and there can be no assurance as to the amount or timing of any additional financing that may become available to us thereunder.

On June 3, 2026, we entered into an amendment to our Sales Agreement with A.G.P./Alliance Global Partners, or A.G.P., originally dated June 9, 2023, pursuant to which we may offer and sell our ordinary shares from time to time through A.G.P. in an “at-the-market,” or ATM, offering. The amendment was entered into in connection with the anticipated expiration of our then-existing shelf registration statement on Form F-3 and the anticipated filing of a replacement shelf registration statement on Form F-3. Pursuant to the amendment, the termination date of the Sales Agreement was extended until the date on which the replacement shelf registration statement is no longer effective, unless earlier terminated in accordance with its terms.

In March 2021, we entered into a finance contract with the EIB pursuant to which the EIB provided us with financing to support the development and commercialization of our technology. Following June 30, 2026, the EIB executed a waiver relating to an approximately $1.7 million payment otherwise due on July 28, 2026. Pursuant to the waiver, the EIB temporarily waived certain rights arising solely from such scheduled payment obligation through September 15, 2026, unless earlier terminated or extended in accordance with its terms. We and the EIB are continuing discussions regarding a potential full and final settlement of the existing credit facility. The waiver provides additional time to pursue a potential settlement and preserves liquidity that otherwise would have been required to satisfy the July 28, 2026 payment. The terms of any potential settlement have not been finalized, and there can be no assurance as to the timing, terms or completion of any definitive settlement arrangement.

Until we are able to generate sufficient recurring revenues and positive cash flows from operations, we expect to continue to rely on external sources of capital to satisfy our liquidity requirements. These sources may include debt or equity financings, additional financing under the Alpha agreement, project-level financing, strategic investments, governmental grants and other commercial arrangements. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance, the trading price of our ordinary shares, the terms and availability of financing arrangements and other factors, and there can be no assurance that additional financing will be available when required or on terms acceptable to us.

If we are unable to obtain sufficient financing or successfully implement our commercialization and cost-alignment plans, we may be required to reduce, delay or modify our operating activities, research and development activities, commercialization efforts or planned expansion. We expect to continue to incur losses and negative cash flows from operations in the near term. These conditions, together with our current cash position and anticipated liquidity requirements, raise substantial doubt about our ability to continue as a going concern.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. A comprehensive discussion of our critical accounting estimates is included in our Annual Report on Form 20-F for the year ended December 31, 2025. There were no material changes to those critical accounting estimates during the six months ended June 30, 2026. Estimates relevant to the interim financial statements include the net realizable value of inventory, valuation of share-based compensation, useful lives of property, plant and equipment, and royalty liabilities. Actual results may differ from these estimates.